PRESS RELEASE

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

14,936,872 shares issued and outstanding

Ref.: File No. 82-4025

December 8, 2005

GLOBEX AIRBORNE SURVEY LOCATES NEW BASE METAL DRILL TARGETS

GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt and GLBXF-U.S. Pink Sheets) is pleased to inform investors that it has flown a combined airborne electromagnetic and magnetic survey using the AeroTEM II System on its Tonnancour Property, south of Lebel-sur-Quévillon, Quebec.

The survey was done in order to locate and define conductive drill targets within a rock horizon known to be associated with massive and disseminated sulphide mineralization including copper, zinc, gold and silver. **The best massive sulphide intersection on the property to date is in hole T-27 which assayed 4.4% Cu, 8.2% Zn, 0.03 oz/T Au, 1.49 oz/T Ag (Noranda Inc. Drilling 1968-1972).**

The survey located new drill target areas and enabled Globex to better defined known conductors by penetrating deeper than previous surveys.

Globex has acquired 962.4 hectares of additional ground to cover the entire area flown including all of the anomalies indicated by the survey. Field work will commence shortly on several priority targets, weather permitting.

For further details on the project, please visit our website www.globexmining.com. Click on Abitibi Greenstone Belt Properties and go to property number 39.

Globex Mining Enterprises Inc. holds a diversified portfolio of **over 70 mineral properties** both in Canada and the U.S., including numerous gold prospects, more than 20 of which are deposits or advanced exploration projects, a number of base metal properties including drill defined sulphide copper, zinc, gold and silver deposits; three diamond projects; one molybdenum deposit; one magnesium-talc deposit; one six property uranium-gold project; one uranium-fluorite deposit and two uranium showings. Globex explores for its own account but also derives revenue and advances exploration or development through the optioning of its properties while retaining royalties on possible future production. In addition to those already under option, management is currently in discussion with several parties interested in optioning various Globex properties. The terms of such ventures and the results of ongoing work programs will be announced as the information becomes available.

Jack Stoch, in his capacity as "qualified person", has written this press release.

We Seek Safe Harbour.

Foreign Private Issuer 12g3-2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, Q.P., President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

Globex Mining Enterprises Inc.
"At Home in North America" Ref.: File No. 82-4025
14,473,538 shares issued and outstanding

December 7, 2005

GLOBEX CLOSES PRIVATE PLACEMENT

GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt and GLBXF-U.S. Pink Sheets) is pleased to announce that pursuant to an agreement with MTAX 2005 Mineral Partnership dated November 29, 2005, Globex has agreed to sell to MTAX 2005 Mineral Partnership 100,000 flow-through shares at a price of $3.037 per share, based on the average closing price for the last 10 days on the Toronto Stock Exchange, for a total of $303,700. MTAX may invest an additional $200,000 before December 22, 2005 to purchase 65,854 shares at the same price.

Due to the fact that the funds are coming from outside Quebec, each share has an exploration expenditure value of $4.31 for a total of $431,000. As most of the funds will likely be spent on Globex's Quebec properties, Globex receives an additional 42% per share in the form of cash rebates under Quebec's plan to promote exploration.

Money from this private placement will fund drilling in January on the Wood-Pandora property where Globex and Queenston Mining Inc. recently announced significant gold intersections. As well, funds may cover costs on other projects.

Globex Mining Enterprises Inc. holds a diversified portfolio of **over 70 mineral properties** both in Canada and the U.S., including numerous gold prospects, more than 20 of which are deposits or advanced exploration projects, a number of base metal properties including drill defined sulphide copper, zinc, gold and silver deposits; three diamond projects; one molybdenum deposit; one magnesium-talc deposit; one six property uranium-gold project; one uranium-fluorite deposit and two uranium showings. Globex explores for its own account but also derives revenue and advances exploration or development through the optioning of its properties while retaining royalties on possible future production. In addition to those already under option, management is currently in discussion with several parties interested in optioning various Globex properties. The terms of such ventures and the results of ongoing work programs will be announced as the information becomes available.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

PRESS RELEASE

Ref.: File No. 82-4025

GLOBEX

QUEENSTON Mining Inc

December 15, 2005

DRILL MOVES ONTO WOOD-PANDORA PROPERTY

GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt and GLBXF-U.S. Pink Sheets) and QUEENSTON MINING INC. (QMI-Toronto, Stuttgart) are pleased to report that a drill has become available earlier than anticipated and has been moved to the 50-50 Wood-Pandora Joint Venture property in Cadillac Township, Quebec .

A six hole drill program has been planned, four holes will initially test for extensions of the gold discovery in hole W05-09 which returned two intersections of **8.51 g/t au over 28 m and 68.19 g/t Au over 1.5 m** (see press release dated November 24, 2005). One additional hole will follow-up on a gold intersection 175 metres east of the discovery intersection and another will test a coincident electromagnetic and magnetic anomaly indicated in a recently completed Aeroquest Survey. A second budget has been approved and is contingent upon results.

It is anticipated that one drill hole will be completed before the holiday break but it is unlikely that time will allow for splitting and assaying of the core.

Jack Stoch, in his capacity as "qualified person", has written this press release.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P. Geo., Q.P. President & CEO
Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Website: www.globexmining.com

QUEENSTON MINING INC.
Charles E. Page, P.Geo., President & CEO
Hugh D. Harbinson, Chairman
Tel.: (416) 364-0001 Fax: (416) 364-5098
Email: info@queenston.ca
Website: www.queenston.ca